Exhibit 99.2

Verses AI Inc. Announces Closing of $20,000,000 Prospectus Supplement Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Jan. 09, 2025 — Verses AI Inc. (CBOE: VERS) (“Verses” or the “Company”) is pleased to announce that the Company has closed its previously announced “reasonable best efforts” offering by way of prospectus supplement (the “Offering”). Pursuant to the Offering, the Company issued 12,738,853 units of the Company (the “Units”) at a price of C$1.57 per Unit for gross proceeds of approximately C$20,000,000. Each Unit is comprised of one Class A Subordinate Voting Share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder to purchase one Share of the Company (a “Warrant Share”) at an exercise price of C$1.96 per Warrant Share at any time until January 9, 2028, subject to adjustment in certain events. The Offering was completed pursuant to an agency agreement dated January 9, 2025 between the Company and A.G.P. Canada Investments ULC ( “A.G.P. Canada”).

A.G.P. Canada acted as the lead agent for the Offering, A.G.P./Alliance Global Partners (A.G.P.) acted as US Agent and Clear Street LLC (“Clear Street”) and TriView Capital Ltd. (“TriView”) acted as Financial Advisors in connection with the Offering.

“We are thrilled to close a successful offering with our partners at AGP,” said Gabriel René, founder and CEO of VERSES. “This is an important milestone for the Company as our most significant institutional led offering.”

The net proceeds of the Offering are expected to be used primarily to strengthen the Company’s financial position and provide liquidity to finance ongoing operations, including, in particular, the Company’s expenses incurred, and expected to be incurred, in connection with the Company’s research and development objectives, and for working capital and general corporate purposes.

In connection with the Offering, the Company paid the A.G.P. Canada a cash commission equal to 8% of the gross proceeds of the Offering and issued to the A.G.P. Canada or such selling agents such number of compensation warrants as is equal to an aggregate of 8% of the number of Units sold pursuant to the Offering (the “Compensation Warrants”). Each Compensation Warrant is exercisable into a Unit at an exercise price of C$1.57 per Unit until January 9, 2028. The cash commission and the number of Compensation Warrants was reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers identified by the Company.

The Offering was completed pursuant to a prospectus supplement dated January 7, 2025 (the “Supplement”) to the Company’s base shelf prospectus receipted on September 26, 2024 (the “Base Shelf Prospectus”). Copies of the Supplement and the Base Shelf Prospectus can be obtained on SEDAR+ at www.sedarplus.ca.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at VERSES, LinkedIn and X.

On Behalf of the Company

Gabriel René

VERSES AI Inc.

Co-Founder & CEO

press@VERSES.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications President

info@fcir.ca